UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date of Report: May 23, 2024

Commission File Number: 001-39307

Legend Biotech Corporation

(Exact Name of Registrant as Specified in its Charter)

2101 Cottontail Lane

Somerset, New Jersey 08873

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Legend Biotech to Highlight Leadership in CAR-T Cell Therapy for Patients with Multiple Myeloma at ASCO and EHA

On May 23, 2024, Legend Biotech Corporation (“Legend Biotech”) issued a press release announcing that new and updated data from the CARTITUDE Clinical Development Program evaluating CARVYKTI® (ciltacabtagene autoleucel; cilta-cel) for patients with multiple myeloma will be presented at the 2024 American Society of Clinical Oncology (ASCO) Annual Meeting and the 2024 European Hematology Association’s (EHA) 2024 Hybrid Congress, which is attached to this Form 6-K as Exhibit 99.1.

EXHIBIT INDEX

Exhibit	Title

99.1	Press Release, dated May 23, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEGEND BIOTECH CORPORATION

Date: May 23, 2024	By:	/s/ Ying Huang
	Name:	Ying Huang, Ph.D.
	Title:	Chief Executive Officer